September 27, 2018

VIA EDGAR

Ms. Alison White

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Six Circles Trust (the “Trust”)

Dear Ms. White:

Transmitted herewith for filing by means of electronic submission via EDGAR on behalf of the Trust, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 2 to the Trust’s registration statement under the 1933 Act and Amendment No. 3 under the 1940 Act on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with the registration of two new series of the Trust: Six Circles Managed Equity Portfolio U.S. Unconstrained Fund (the “MEP U.S. Fund”) and Six Circles Managed Equity Portfolio International Unconstrained Fund (the “MEP International Fund” and, together with the MEP U.S. Fund, the “Funds”). Pursuant to the provisions of Rule 485(a)(2) under the 1933 Act, it is intended that this Amendment become effective seventy-five days after filing.

Request for Selective Review

The MEP U.S. Fund’s disclosure is based on the disclosure currently used by Six Circles U.S. Unconstrained Equity Fund (the “U.S. Equity Fund”) and the MEP International Fund’s disclosure is based on the disclosure currently used by Six Circles International Unconstrained Equity Fund (the “International Equity Fund”). Both the U.S. Equity Fund and the International Equity Fund are existing series of the Trust. The Trust requests selective review of this filing in accordance with the release of the U.S. Securities and Exchange Commission (the “SEC”) on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The disclosure in this filing is substantially similar to disclosure previously reviewed by the staff of the SEC in Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A filed on July 2, 2018 (SEC Accession Number 0001193125-18-211360) (the “Pre-Effective Amendment”) with respect to the U.S. Equity Fund and the International Equity Fund, which was declared effective on July 6, 2018. The primary changes are described below:

1)	References to the name of each Fund throughout the Prospectus and SAI.
2)	Disclosure with respect to the expense cap applicable to each Fund in the Prospectus.
3)	Disclosure with respect to the Sub-Advisers and Portfolio Managers for each Fund throughout the Prospectus and SAI.
4)

Elimination of disclosure related to Six Circles Ultra Short Duration Fund and Six Circles Tax Aware Ultra Short Duration Fund, which had been included alongside the U.S. Equity Fund and the International Equity Fund in the Pre-Effective Amendment, throughout the Prospectus and SAI.

5)	Updated tax disclosure under “Distributions and Taxes” in the Prospectus and “Distributions and Tax Matters” in the SAI.
6)	Disclosure with respect to the Board of Trustees of the Trust and the Committees of the Board of Trustees of the Trust under “Trustees” in the SAI.

Sincerely,

/s/ Gregory S. Rowland

Gregory S. Rowland, Esq.

Davis Polk & Wardwell LLP